SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name Of Subject Company (Issuer))

VISION HOLDING CORP.
VISION ACQUISITION CORP.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
63845P101
(CUSIP Number of Class of Securities)

D. Randolph Peeler
President
Vision Holding Corp.
One Boston Place, Suite 3300
Boston, MA 02108
Telephone: (617) 227-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

COPY TO:
Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
Telephone: (617) 772-8300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee

$43,625,193	$5,134.69
*	The calculation of the transaction valuation is based on 6,017,268 shares of common stock of National Vision, Inc. (“NVI”) at a purchase price of $7.25 per share (including shares of common stock issuable on the exercise of outstanding options).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A

Filing Party: N/A	Date Filed: N/A
☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to a tender offer by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and a wholly owned subsidiary of Vision Holding Corp., a Delaware corporation (“Parent”), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of National Vision, Inc., a Georgia corporation (the “Company”), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Parent.
     The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, are incorporated by reference in answer to items 1 through 9 and item 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 10. Financial Statements.
     Not applicable.

Item 12. Exhibits.

EXHIBIT
NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated July 28, 2005.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Parent and the Company on July 26, 2005 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on July 26, 2005).

(a)(8)	Summary Advertisement published July 28, 2005.

(b)	None

(d)(1)	Agreement and Plan of Merger dated as of July 25, 2005 among Parent, the Purchaser and the Company.

(d)(2)	Confidentiality Agreement dated February 23, 2005 between the Company and Parent.

(g)	None

(h)	None
Item 13: Information Required by Schedule 13E-3.
     Not applicable.

Signatures
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vision Acquisition Corp.
By:	/s/ D. Randolph Peeler
Name:	D. Randolph Peeler
Title:	President

Vision Holding Corp.
By:	/s/ D. Randolph Peeler
Name:	D. Randolph Peeler
Title:	President

Dated: July 28, 2005

Index to Exhibits

EXHIBIT
NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated July 28, 2005.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Parent and the Company on July 26, 2005 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on July 26, 2005).

(a)(8)	Summary Advertisement published July 28, 2005.

(b)	None

(d)(1)	Agreement and Plan of Merger dated as of July 25, 2005 among Parent, the Purchaser and the Company.

(d)(2)	Confidentiality Agreement dated February 23, 2005 between the Company and Parent.

(g)	None

(h)	None

5